FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February, 2011
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☑       No ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

		Sequential
		Page
Item		Number

1.	Telefónica Group: Presentation on quarterly results January-June 2011	2

Results January-June 2011

Disclaimer This document contains statements that constitute forward looking statements about Telefónica Group (going forward, “the Company” or Telefónica) including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which refer to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator. Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events. Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities. Finally, this document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica. Telefónica, S.A 1 Investor Relations

TELEFÓNICA H1 11 Highlights Performance consistent with FY 2011 guidance, outlook reiterated Strong revenue growth (+6.3%) amid challenging conditions & severe regulation • T. Latam ex-Mexico revenue remains very robust (+20.9%) • Fast growth in mobile data revenues (+18.5%) Retaining benchmark profitability, limited year-on-year erosion: • Sequential OIBDA margin expansion to 37.1% in Q2 despite higher commercial activity • T. España’s y-o-y OIBDA performance in Q2 unchanged from Q1 45% of revenues, OIBDA & OpCF came from T. Latam, driven by Brazil DPS targets reiterated Further progressing in cash generating initiatives, proving strong execution skills • New Social Agreement in Spain, higher than expected synergies in Brazil, “Partnership Program” Telefónica, S.A All figures refer to H1 11 and y-o-y changes in reported terms. 2 Investor Relations

Key financials Jan-Jun Change Organic € in millions 2011 y-o-y change Broad diversification (H1 11) Revenues 30,886 +6.3% +0.9% Revenues OIBDA OpCF ex-spectrum OIBDA 11,304 +3.7% -2.2% 46% (+5 p.p. y-o-y) T. Latam 46% (+5 p.p. y-o-y) 45% (+5 p.p. y-o-y) OIBDA Margin 36.6% -0.9 p.p. -1.1 p.p. Operating Income 6,348 -1.7% -3.0% (OI) 28% (-4 p.p. y-o-y) T. España 35% (-6 p.p. y-o-y) Net income 3,162 -16.3% 38% (-6 p.p y-o-y) OpCF 7,466 -1.3% -5.7% 25% (-1 p.p. y-o-y) (OIBDA-CapEx) T. Europe 19% (flat y-o-y) 18% (+1 p.p. y-o-y) Growth in nominal rates is impacted mainly by the full consolidation of Vivo from Q4 10 Solid performance leveraging diversification Telefónica, S.A Organic growth: assumes constant average exchange rates as of H1 10 and excludes changes in the perimeter of consolidation and hyperinflation accounting in Venezuela. Further details included at the end of the document. 3 Investor Relations

TELEFÓNICA Net income mainly affected by a non-recurrent effect Jan-Jun 2011 € in millions (y-o-y change) • T. España (21% of total): +6.0% • T. Latam (47% of total): +25.1% driven by Vivo (100% in H1 11 + PPA: € 171 m) • T. Europe (31% of total): -1.4% • Total PPAs: € 564 m (+9.3%) 11,304 • Reduction in the value of TI investment (Telco): +3.7% € -505 m (€ -353 m net of taxes) • Non-cash item 6,348 -4,956 -1.7% -534 (+11.4%) c.s. -1, 1,165 3,162 (-7.1%) -1, 1,271 -216 -16.3% (- 11.0%) (-71 H1 10) OIBDA D&A OI Associates Financial Taxes Minorities Net Income expenses H1 11 EPS reached € 0.70 (€ 0.88 ex PPAs and Telco one-off) Telefónica, S.A 4 Investor Relations

TELEFÓNICA Building consistent “value over volume” commercialstrategy Accesses (Jun- 11 y-o-y ) 295 m 227 m 18 m 73 m 30 m +71% +13% +8% +8% +6% TOTAL Mobile FBB Mobile MBB Contract Mobile contract base Data penetration (Jun- 11) Over total base (Jun-11) Smartphone Over total H1 net adds MBB 28% 25% 23% >100% >100% 19% 68% 13% 47% 50% 10% 40% 7% 32% 21% 4% TEF T. España T. Europe T. Latam TEF T. España T. Europe T. Latam Telefónica, S.A MBB penetration: MBB accesses (dongles and smartphones) with data attached rate/total mobile customer base. Smartphone penetration: Smartphones with data attached rate/total mobile base excluding dongles and M2M. 5 Investor Relations

TELEFÓNICA Strong mobile data momentum, fast revenue growth Mobile data revenue growth Mobile data/MSR Non-P2P SMS/Mobile data revenue Q1 11 (organic y-o-y) H1 10 H1 10 H1 11 (organic y-o-y) H1 11 H1 11 31.5% 30.6% 73% 41% 36% 66% 52% 24% 25% 42% 44% 20% 21% 35% 11.4% 11.7% 12.1% 10.0% T. España T. Europe T. Latam T. España T. Europe T. Latam T. España T. Europe T. Latam Sustained strong revenue growth across regions leveraging TEF mobile data revenue growth increased MBB penetration and tiered pricing Mobile data revenue accounts for 30% of MSR (+4 p.p. vs. H1 10) Q1 11 (organic y-o-y) H1 11 (organic y-o-y) 38.1% 36.5% Limited SMS cannibalization risk from new technologies on the back of: 18.6% 19.0% • Right bundling plans (including voice, SMS and mobile data) and/or already high contribution from non-P2P SMS (i.e. Spain) 4.8% 3.8% Mobile data P2P SMS Non-P2P SMS Telefónica, S.A Aggregate figures for Group mobile service revenue, mobile data revenue, P2P SMS and non-P2P SMS data revenue. 6 Investor Relations

TELEFÓNICA

Increasingly capturing growth opportunities

Contribution to H1 11 revenue growth


+7.5 p.p.
+0.2 p.p.
+6.3%
T. España
T. Europe
+0.6 p.p.
-2.0 p.p.
T. Latam
Others &
Eliminations
TEF

Contribution to H1 11 organic revenue growth


+2.1 %
ex MTRs
T. Latam
+2.4 p.p.
+0.3 p.p.
+0.9%
T. España
T. Europe
Others &
Eliminations
TEF
+0.1 p.p.
-1.9 p.p.

- **T. Latam boosts Telefónica growth**
- **Solid BB & Services Beyond Connectivity revenue (+20% y-o-y) reach 26% of total sales in H1 11, offsetting lower access & voice revenue**

Telefónica, S.A
Investor Relations

Telefónica 7

TELEFÓNICA

Healthy profitability sustained

OIBDA margin


Q1 11
H1 11
36.1%
36.6%
35.6%
36.0%
Reported
Organic

OpEx growth (y-o-y organic)


3.7%
-1.3 p.p.
2.7%
2.4%
FY 10
Q1 11
H1 11

- **Sequential OIBDA margin improvement despite increased commercial activity**
- **Limited y-o-y margin erosion in H1 (≈1 p.p.) both in reported & organic terms**
- **Commercial investments in high value customers & MBB offset by strong cost efficiencies:**
  - Higher commercial costs (+2.9% organic y-o-y) & IT / Network costs (+6.5% organic y-o-y), linked to revenue growth
  - Interconnection costs down 2.3% due to MTRs cuts
- **Further benefits from integrated management, scale and scope (€ 230 m in H1 OIBDA from global projects)**

Telefónica, S.A
Investor Relations
8

TELEFÓNICA On track to meet full year outlook 2011 Guidance H1 11 9 Revenues Up to 2% 0.9% 9 OIBDA Margin Upper 30s 36.0% Limited erosion y-o-y (-1.1 p.p) 9 CapEx € ~ 9,000 m € 3,298 m Solid growth in Latin America despite MTR cuts in Mexico, fully capturing integration synergies in Brazil H2 11E No further deterioration in OIBDA y-o-y change leveraging sale of non core assets in Spain, as announced in April (I. Conference: € 600 m cash-proceeds in FY 11-13E) Steady performance at T. Europe Telefónica, S.A Figures according to guidance criteria. 9 Investor Relations

T. ESPAÑA T. España: Contained OIBDA decline in a challenging environment Revenue OIBDA Revenue impacted by volatile consumer trends amid weak confidence in a very Revenue competitive market & OIBDA Focus on “value over volume” led to ( y-o-y change) lower gross additions but better churn -5.6% -6.6% Contained sequential OIBDA y-o-y Q1 11 Q2 11 -10.6% -10.7% erosion € 2,546 m € 2,489 m Flexibility to further reduce costs: -3.0 p.p. +0.8 p.p. • 2.2% y-o-y drop in Q2 (-0.7% in Q1) -2.2% OpEx y-o-y • Labour costs rise driven by 2010 CPI • Commercial costs biased towards Q2 10 Personnel Q2 11 retention & MBB Non-labourcosts expenses +1.3 p.p. Sequential improvement in margin, 44.0% 45.3% limiting y-o-y erosion: OIBDA margin • 44.7% in H1 11 (-2.3 p.p. y-o-y) -2.4 p.p. -2.1 p.p. CapEx (+8.7% y-o-y) focused on Total BB y-o-y y-o-y to deliver top quality service Q1 11 Q2 11 Telefónica, S.A 10 Investor Relations

T. ESPAÑA Sustained solid momentum in mobile data MSR (y-o-y change) Q1 11 Q2 11 26.1% Decrease in voice revenues driven by 21.4% lower outgoing ARPU and MTRs cuts Ramp-up in data revenue growth led by +12.7% +10.0% higher MBB adoption: • MBB penetration up 7 p.p. y-o-y to 23% -7.6% • Strong H1 non-P2P SMS accounting for -8.1% -12.2% -13.2% 73% of data sales Data revenues already 24% of MSR MSR Voice Data Non-P2P SMS Mobile ARPU +10.7% +7.6% Voice ARPU erosion impacted by usage +0.7% optimisation, strong price competition and Data ARPU MTR declines Outgoing voice ARPM decline eased Total ARPU -8.3% (-6.8% y-o-y in Q2 vs. -7.6% in Q1) -9.1% -9.4% Voice ARPU -10.7% Solid Data ARPU growth, ramping-up -13.5% -14.5% sequentially Q4 10 Q1 11 Q2 11 Telefónica, S.A 11 Investor Relations

T. ESPAÑA Continued pressure in fixed line, more rational FBB market Fixed Revenue (y-o-y change) Voice Subsi- Solid growth in IT continues at 14.6% Q1 11 Data IT & Access Internet& BB diaries Q2 11 y-o-y in H1 11 Internet & BB revenue driven by ARPU +0.2 p.p. erosion and lower commercial activity: +0.4 p.p. -5.3% -0.9 p.p. -0.7 p.p. -0.1 p.p. -6.4% • Focus on value and fewer promotions led to lower gross adds • Improved churn on higher customer satisfaction Retail FBB ARPU (y-o-y change) • Solid leadership: 51% market share Q1 11 Q2 11 • More rational market post ULL price increases More than 65% of line losses offset by -11.0% wholesale -12.7% Telefónica, S.A 12 Investor Relations

T. ESPAÑA New Social Agreement will lead to higher flexibility and efficiency gains Conditions Workforce Reduction Plan impacts P&L Voluntary, universal and non discriminatory One-off cost to be recorded in H2 11: Agreed with unions & approved by labour authorities • Current value of the cost of ERE Up to 6,500 employees (27,896 headcount in June 2011) (€2.7 bn before taxes1) to be booked as personnel expenses Workforce 3 years plan (2011-2013) Reduction Efficiency gains from recurrent savings Plan Minimum age: 53 years in OpEx (Personnel + G&A) in coming years 68% of salary until age of 61; 34% from 61 to 65 Cash-flow generation Average cost /employee (€ 415 K1), including unemployment benefits covered by TEF Cash Flow positive since year 1: • Savings in personnel expenses + G&A expenses > payments to pre-retirees — tax effect New Covering 2011-2013 Leverage Collective Related liabilities (committed payments) Salaries linked to Company’s OIBDA targets for the first time, Agreement to gradually increase TEF leverage as rather than exclusively to CPI employees join the program Impacts not included € 1.4 bn of excess cash in guidance at end of Plan[1] Telefónica, S.A 1. NPV. 13 Investor Relations

T. LATAM T.Latam: Strong commercial momentum and robust profitability 8% 10% 14% -1% 21% 4.3m 3.9m 231k 237k 2.3m 2.3m 187k Net Adds 38% in Fixed 78k contract -207k -23k Strong commercial activity in Q2 11 Q1 11 Total Mobile FBB TV(*) Solid top line growth: Q2 11 • Brazilian revenues speeding up % y-o-y accesses consistently Total Total Ex-Mexico • Southern Region keeps a solid pace Revenue • Weak financials in Mexico but +6.9%+7.0% (H1 11 +5.7% +5.6% improved commercial momentum organic • New regional initiatives dragging y-o-y) y-o-y growth. Focus on delivering results Q1 11 H1 11 Q1 11 H1 11 Q-o-q OIBDA margin expansion and Total Total Ex-Mexico limited y-o-y erosion (-0.5 p.p. organic) despite higher commercial activity OIBDA +6.3%+6.6% (H1 11 +4.9% +4.2% organic 37.2% y-o-y) 36.8% 36.9% 36.2% OIBDA Margin Q1 11 H1 11 Q1 11 H1 11 Telefónica, S.A Organic growth: assumes average constant exchange rates as of H1 10 and excludes changes in the consolidation perimeter and hyperinflation accounting in Venezuela in both years. Further details included at the end of the document. 14 Investor Relations (*) Pay TV include 150 thousand accesses from TVA consolidation.

T. LATAM

T.Latam: Data revenues drive growth across businesses

Revenue mix by business (H1 11)


y-o-y organic
Wireline
38%
+5%
Wireless
62%
+9%

Revenue mix by region (H1 11)


Others 1%
South Region 33%
North Region 15%
Brazil 50%

Wireless Revenue (H1 11 y-o-y organic)


% Data Rev/MSR
25%
+9.5%
8.7 p.p.
3.5 p.p.
+12.3%
+0.3%
+2.1%
Total Wireless
Mobile Data
Mobile Voice
Outgoing MSR
ARPU
Outgoing ARPU

Wireline Revenue


+2.7%
+4.9%
+11.7%
+16.2%
24%
+2.3 p.p. organic y-o-y
Q1 11
H1 11
Q1 11
H1 11
H1 11
Total Revenue (y-o-y organic)
Internet & Pay TV Rev (y-o-y organic)
Internet & Pay TV/ Total Rev

- **Double digit growth in outgoing MSR** led by data explosion and remaining opportunities in voice
- Focus on customer value drives **mobile ARPU growth**
- **Strong Internet & Pay TV revenue growth acceleration** boosts fixed revenue

Telefónica, S.A
Investor Relations

Aggregated figures for Wireless and Wireline businesses.

Telefonica 15

T. LATAM Brazil: Perfect balance, sequential growth with higherprofitability Q1 11 Net Adds Q2 11 Revenue Breakdown (y-o-y organic) Q1 11 y-o-y accesses H1 11 % Data Revenue/MSR 12% 14% 17% -1% 45% 2.2m +47.0% +14.1% 2.0m 173k +12.9% +14.8% +42.0% 1.7m 1.8m +14.6% 93k 22% +4.7% 74k 46% in +1.7% contract 22k -120k -46k MSR Mobile Data Total Fixed FBB Revenue (y-o-y organic) +6.2% +6.4% Total Mobile FBB Fixed TV(*) +3.6% +2.7% +1.5% Strong commercial momentum, clear leadership H1 10 9M 10 FY 10 Q1 11 H1 11 Higher net adds in Q2 across services OIBDA & margin m (y-o-y organic) +13.2% +11.9% Sequential improvement in all financial metrics +2.2p.p. • Mobile data drives top line growth, with +1.5% +1.8 p.p. ARPU expansion both q-o-q and y-o-y -0.7 p.p. • Steady acceleration in FBB revenue growth -2.6 p.p. Margin Margin -3.5 p.p. -4.4% 35.8% 37.4% • Outstanding profitability; further upside from -7.7% synergies H1 10 9M 10 FY 10 Q1 11 H1 11 Telefónica, S.A (*) Pay TV include 150 thousand accesses from TVA consolidation. 16 Investor Relations

T. LATAM Brazil: operating synergies target upgraded by over 16% TOTAL SYNERGIES NPV (€ in billions) 2.3/2.7 initially 1.0 / 1.5 3.7 / 4.6 estimated 0.6 /0.7 2.7 / 3.1 3.3/4.2 initially estimated 0.5 / 0.6 -0.2 1.1 / 1.2 • 20% revenues • 60% OpEx 0.7 / 0.8 • 20% CapEx Revenues G&A & OpEx CapEx Integration Total Financial Total commercial costs operating & tax synergies costs Network & IT synergies synergies 2011E operating synergies (€ in millions) Outperforming initial targets from year 1 Announced in Update in Oct-2010 July-2011 Reinvesting CapEx synergies to reinforce our lead in 3G coverage, VAS and quality Revenues 16 49 OpEx 35 20 Run rate in line with previous estimates (€ 400 m operating CapEx 30 97 synergies from 2014E) Total Synergies 81 166 Integration costs Corporate restructuring underway to fully capture synergies -65 -44 potential Synergies after integration costs a16 a121 (Pre-Tax) New synergies target from 2012 not included in guidance Telefónica, S.A 17 Investor Relations

T. LATAM

Brazil: Faster than anticipated synergies execution path

LEVERS	Initiatives
Offer	Integrated offer, mainly for Corporates and SMEs, leveraging cross-selling potential Fixed wireless inside & outside Sao Paulo, to offer fixed outside SP (new market) and complement copper network inside SP Reinforce LD service ("15") for mobile customers
Platforms & efficiency	Processes rationalization to improve operating & tax efficiency (LD Code "15 "...) Common network & IT planning Traffic aggregation & common traffic management Network outside SP, specially backbone transmission Network core, architecture & topology IT functions, data centers and architecture Distribution channel optimization, focusing on new market trends Best-practices implementation in sell & attention processes
Customers	Launch new products & services, maximising benefits from innovation both in fixed and mobile Reduce time-to market Brand integration

One single organization already in place

Innovation projects

- **1.7 m sold packages** Torpedo Message
- **240 k users (30d)** "Soletrando"
- **2.3 m users** Kantoo
- **2 m users** Ringer
- **> 7 m SMS** Mega Promo SMS
- **370 k users (30 d)** PTT
- **850 k co branded cards** Financial services
- **20 k users (1st week)** Security

Outperforming peers in Brazil (operating & financial performance) + **Progressing faster than expected**

Telefónica, S.A
Investor Relations
Telefonica 18

T. LATAM Mexico: improving operating KPIs, sharp MTRs cuts Mobile gross adds (y-o-y change) Outgoing Traffic & ARPU (y-o-y change) +12.3 % Outgoing Traffic +26% +13% +26% Mobile accesses y-o-y +17% -1.1% +21% Contract accesses y-o-y -11.8% -9.8% +26% x4 MBB accesses y-o-y -8.6% +4% -16.0% -12.7% -13.4% Outgoing ARPU Q4 10 Q1 11 Q2 11 -15.5% -18.0% Q2 10 Q3 10 Q4 10 Q1 11 Q2 11 Changes in termination rates Impacts for Telefónica (€ millions) COFETEL approved cuts in MTRs, FTRs and transit rates FY 2011E FY 2012E MTRs changes: • From 1.0 in 2010 to 0.3912 peso cents per min. Revenue -120/-130 -190/-210 • From rounding-up to the first minute to per second OIBDA -40/-50 -45/-55 billing • Effective from January 1st, 2011 with the exception of Medium /Long term benefits Telmex/Telcel (from mid-May 20111) Regulatory framework needs to evolve • H1 11 Impact: € -33 m in revenue and € -18 m in OIBDA Telefónica, S.A 1. Telefónica reached an agreement with Telmex/Telcel for a MTR rate of 0.95 from January 2011. However, this agreement should be adjusted in accordance with the May resolution (0.3912). 19 Investor Relations

T. LATAM Solid performance in other key operations South Region Contribution to TEF H1 Argentina Acceleration in double digit top line growth Revenue 4.9% Strong net adds in mobile and FBB businesses in Q2, stabilization of fixed telephony accesses Chile Steady growth in mobile and Pay TV accesses, enhanced performance in FBB 3.7% Benchmark profitability, OIBDA margin expansion y-o-y Peru Outstanding commercial activity in Q2 across businesses 3.1% Healthy top line and OIBDA margin evolution Colombia Ramp-up in revenue and OIBDA growth mainly due to steady improvement in mobile 2.5% Consistent accesses growth on the back of positive mobile contract, FBB and Pay TV performance North Region Acceleration in top line growth pushed by outgoing voice and data (+7.3% organic q-o-q) Venezuela Positive net adds in Q2 11 owing to a highly segmented commercial approach 3.5% Robust OIBDA margin (43.2%) despite higher commercial activity Licence renewed in Q2 11 till 2022 Telefónica, S.A Growth rates in financials are given in local currency. In Venezuela, excludes also hyperinflation accounting in both years. 20 Investor Relations

T. EUROPE

T.Europe: growing value from mobile data

Strong commercial performance focused on MBB

- **"Value over Volume" selective approach**
  - Solid contract net adds and stable churn y-o-y at 2.5%

Customers (Jun-11 y-o-y)



% over total mobile base
+5%
47 m
+8%
50%
+1 p.p. y-o-y
+65%
28%
Total Mobile
Mobile Contract
MBB

- **MBB penetration expansion leveraged on demand for tiered tariffs**
  - 78% of handsets sold in Q2 11 were smartphones
  - Still growing P2P SMS revenues (+0.9% y-o-y in H1 11)

Data revenue (y-o-y)



Q1 11
H1 11
11.7%
12.1%
29.4%
32.5%
Data revenue
Non-P2P SMS

Sound financial results

- **Top line driven by mobile data**
  - Mobile data accounts for 41% of MSR (+5 p.p. y-o-y)
  - Severe MTR cuts drag 3 p.p. of revenue growth

Revenue (y-o-y)



€7.5m
Mobile Data
Mobile Voice
MTR cuts
Fixed & HW
FX & Other
€7.6m
+3.2% ex-MTRs
H1 10
H1 11

- **Sustained profitability, further building competitive advantages**
  - Increased investment in customer to drive future value
  - Continued overhead costs reduction from restructuring
  - Proactive cooperative approach (e.g. networks, platforms)

Profitability (H1 11)



+3.1%
27.4%
+0.7 p.p. y-o-y
OIBDA (y-o-y)
OIBDA margin

Telefónica, S.A
Investor Relations

From January 1st, 2011 T.Europe also includes TIWS and TNA in its consolidation perimeter. Financial results have been restated accordingly from Q1 10.
All financial metrics following organic growth criteria: assumes constant exchange rates (average H1 10) and includes 6 months of HanseNet in H1 10. Manx T. financial results and accesses are excluded from the organic growth calculation.

Telefónica 21

T. EUROPE

T. UK: driving a profitable MBB ecosystem

Focus on MBB


Mobile customers (Jun-11 y-o-y)
+2%
+6%
Total
Contract
Smartphone penetration[1]
+6 p.p.
29%
35%
Dec-10
Jun-11

- **Limited commercial activity, sustained market leading contract churn**
- **Extracting value from increased MBB adoption**
  - ≈ 55% of contract smartphone users based on tiered data plans
  - Most customers taking £6-10 upper data tier on a wide choice of voice & SMS bundles
  - Negligible impact from IP voice and messaging Apps

Revenue (H1 11 y-o-y)


% over MSR
-0.4%
+2.0%
+9.5%
+32.2%
44%
(+4 p.p. y-o-y)
MSR
MSR ex-MTRs
Data
Non-P2P SMS

- **Non-P2P SMS data revenues partially offsetting regulation and usage optimisation**
  - Customer spend broadly stable q-o-q
  - MTR cuts dragging 4 p.p. in total Q2 revenue growth
  - Changes in commercial relationship model with some distributors impacting y-o-y performance

Profitability (H1 11)


+7.7%
27.6%
+1.7 p.p
(y-o-y)
OIBDA
(y-o-y)
OIBDA margin

- **OIBDA growth driven by lower activity and upgrades**
  - Business transformation already giving benefits
  - Q-o-q slowdown mainly affected by different MTR cuts timing from competitors (-8 p.p. in H1 11)

1. Smartphones with data attached rate/total mobile base excluding dongles and M2M.
Growth rates in financials are given in local currency.

Telefónica, S.A
Investor Relations
Telefonica 22

T. EUROPE T. Germany: continued strong momentum in the market Customer mobile KPIs Contract Net Adds (‘000) Contract gross adds Improving momentum in the growing MBB market 459 Voice and FContract churn trending down to 1.5% in Q2 11 53% Data tariffs 236 FGrowing success of “O2 Blue” data tariff and “My Handy” Voice 31% 66% tariffs FMomentum maintained despite targeted price increases FSolid performance in Business: SMEs/SoHo momentum; MNC H1 1 10 1 H1 11 H1 10 H1 11 contract win (Daimler) % Contract net adds/total % over O2 branded contract gross adds Revenue (y-o-y) Profitability (H1 11) H1 11 Q2 11 65.2% % over MSR 27.8% 23.2% 22.9% 47.9% 11.2% 10.0% Flat 40% 1.8% (+8 p.p.) y-o-y OIBDA OIBDA Total mobilet mob Data Non-P2P SMS (y-o-y) margin Rev ex-MTRs MSR ex-MTRs accelerating to 7.2% in Q2 (+4.9% in Q1) Reinvesting efficiencies from restructuring and business FIncreased MBB penetration (23%; +3 p.p. vs. Dec-10) integration on increased commercial activity around MBB FSustained prepay ARPU performance y-o-y LTE commercially launched in July FRural network roll-out in line with targets; leveraging existing 2G 900 MHz grid Telefónica, S.A Growth rates in financials are given in organic terms . 23 Investor Relations

TELEFÓNICA

Containing financial expenses despite debt increase

Contained Financial Expenses (€ in millions)

	H1 11
Net interest Expenses	-1,167
FX results	+2
Total Financial Results	**-1,165**
Total Average Net Debt	**55,828**
Effective cost	**4.21%**

Solid liquidity position (€ in billions)



9.9
LT 5.5
2
ST 2.5
Undrawn amount on syndicated to cover pending payments on Brasilcel acquisition
Undrawn credit lines Jun-11

Net Financial Debt Evolution (€ in millions)

Total Net Debt + Commitments 2.50x OIBDA [1]

Total Net Debt + Commitments 2.56x OIBDA [2]



55,593
-3,133
+425
+3,202
+1,025
-694
56,420
Net Fin. Debt Dec-10
FCF Post-Minorities
Commitments Cancellation
Shareholder Remuneration
Net Financial Investments
FX & Others
Net Fin. Debt Jun-11

- **Leverage ratio including commitments at 2.56x:** excess debt over 2.50x would be offset by setting the working capital consumption within the target range (2011-2013E between 2% and 5% of OpCF)

1. FY 2010 OIBDA including 100% of Vivo's OIBDA, excluding results on the sale of fixed assets and the provision related to the Telefónica Foundation's social activities.
2. LTM OIBDA including 100% of Vivo's OIBDA, excluding results on the sale of fixed assets and the provision related to the Telefónica Foundation's social activities.

Telefónica, S.A
Investor Relations

Telefónica 24

TELEFÓNICA Conclusions H1 11 performance consistent with FY 2011 guidance, outlook reiterated Very strong revenue growth & benchmark profitability despite challenging conditions & severe regulation Diversification and exposure to Latam, our key differential factor Fully capturing the mobile data opportunity Executing new cash-generating initiatives (New Social Agreement in Spain, above-expectations synergies in Brazil, “Partnership Program”...) Fully committed to dividend targets Telefónica, S.A 25 Investor Relations

Organic growth: In financial terms, it assumes constant average exchange rates as of January-June 2010, and excludes changes in the perimeter of consolidation and hyperinflation accounting in Venezuela. Therefore, in January-June 2010 the consolidation of Vivo, HanseNet and Tuenti are included whereas the results of Manx Telecom are excluded. In OIBDA terms, in January-June 2011 the positive impact from the partial reduction of our economic exposure to Portugal Telecom is excluded, along with the impact of the capital gain from the sale of Manx Telecom booked in the second quarter of 2010. Results from the Costa Rica operation are excluded from the organic growth calculation. Telefónica’s Capex excludes the Real Estate Efficiency Programme at T. España, the real estate commitments associated with Telefónica’s new headquarters in Barcelona and investments in spectrum. In terms of accesses, changes in the consolidation perimeter are excluded and in terms of organic net adds customer disconnections made in the second quarter of 2010 are excluded. 2011 Financial results and accesses include from the second quarter of the year and retroactively from January 1st, 2011, the full consolidation of TVA, company that was already part of Telefónica’s perimeter since the fourth quarter of 2007.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: July 28, 2011	By:	/s/ Miguel Escrig Meliá

		Name:	Miguel Escrig Meliá
		Title:	Chief Financial Officer